UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of April 2021

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

SENDAS DISTRIBUIDORA S.A.

PUBLICLY-HELD COMPANY

CNPJ No. 06.057.223/0001-71

NIRE 3330027290-9

NOTICE TO SHAREHOLDERS

Sendas Distribuidora S.A. (“Company”), hereby reiterates the invitation for its shareholders to participate in the Annual and Extraordinary Shareholders Meeting of the Company, to be held on April 28, 2021, at 11 a.m. (“Meeting”), with the following agenda for the Annual Shareholders Meeting: (i) review of the management’s accounts, as well as examination, discussion and voting of the Company’s management report and financial statements for the fiscal year ended December 31, 2020; ; (ii) resolve on the proposal for allocation of profit for the fiscal year ended December 31, 2020; (iii) rectification of the annual global compensation of the members of the Company’s management, adopted at the Extraordinary General Meeting of December 31, 2020; and for the Extraordinary Shareholders Meeting: (iv) amendment of the Company's bylaws to provide for the granting of contracts of indemnity; (v) exclusion of Art. 45 from the Company's bylaws in view of its loss of object; (vi) approval of the consolidation of the Company's Bylaws in order to incorporate the above amendments; (vii) approval for the evaluation report of the spun-off portion of Companhia Brasileira de Distribuição approved by the shareholders in item 4.7 of the Extraordinary General Meeting held on 12/31/20 ("EGM of the Spin-Off"), and which should have been included in Annex 4.7 (ii) but which was not provided in the version filed with the Board of Trade of the State of Rio de Janeiro ("JUCERJA"), to be attached to the minutes of this Extraordinary General Meeting so that it can be registered with JUCERJA as if it had been part of the EGM of the Spin-Off.

To participate in the Meeting, the Shareholder must access the address https://www.tenmeetings.com.br/assembleia/portal/?id=180F1A61EC4, register and upload all the documents required for their authorization to participate and/or vote in the Meeting, as indicated below, at least two (2) days prior to the date scheduled for the Meeting, i.e., by April 26, 2021. After approval of such registration by the Company, Shareholders will receive their login and individual password for accessing the platform via the e-mail they informed in the registration process.

The following documents must be sent by the shareholders through the electronic address indicated above:

(a) Updated extract containing the respective shareholding issued by the custodian body no later than three (3) days in advance of the General Meeting;

(b) For individuals: identity document with shareholder picture;

(c) For legal entities: (i) restated bylaws or articles of association, and corporate documents proving the shareholder's legal representation; and (ii) identity document with photograph of the legal representative;

(d) For investment funds: (i) restated governing document of the fund; (ii) bylaws or articles of association of its administrator or manager, as the case may be, in accordance with the voting policy of the fund and corporate documents proving the powers of representation; and (iii) identity document with photograph of the fund’s legal representative; and

(e) if any of the Shareholders indicated in items (b) a (d) above is represented by a proxy, in addition to the respective documents indicated above, shall forward (i) power of attorney with specific powers for its representation at the General Meeting; (ii) identity documents of the present attorney-in-fact, as well as, in the case of a legal entity or fund, copies of the identity document and minutes of election of the legal representative(s) who have signed the mandate proving the powers of representation. For this Meeting, the Company will accept powers of attorney granted by Shareholders electronically, preferably signed using the ICP-Brazil certification.

Shareholders that opted to submit the Distance Voting Bulletin by April 21, 2021 and were validated by the Company will be deemed present at the Shareholders Meeting as well.

On the date of the Meeting, the link will be available 30 minutes before the start time to register the presence of Shareholders. We recommend accessing the link at least 15 minutes in advance.

More information can be found in the management proposal and manual for attendance, which are available on the websites of the Company (www.ri.assai.com), of the Securities and Exchange Commission of Brazil (www.cvm.gov.br) and of the B3 (www.b3.com.br). If you have any questions, contact the investor relations area by sending an e-mail to ri.assai@assai.com.br.

São Paulo, April 26, 2021.

Gabrielle Helú
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2021

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Executive Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer